

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Victoria D. Harker
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, Va. 22203

> **Re:**   **The AES Corporation**
> **Registration Statement on Form S-4**
> **Filed March 28, 2012**
> **File No. 333-180388**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-12291**

Dear Ms. Harker:

We have reviewed your Form 10-K for the year ended December 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

We have limited our review of your registration statement on Form S-4 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information, or as applicable amending your registration statement, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the *Exxon*

Capital Holdings Corporation (May 13, 1988), *Morgan Stanley & Co. Incorporated* (June 5, 1991) and *Shearman & Sterling* (July 2, 1993) no-action letters. Please include in your letter the supplemental representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

2. It appears that you are incorporating by reference in reliance on General Instruction B. of Form S-4. In this regard we note based on disclosure in your Annual Report on Form 10-K for the fiscal year ended December 31, 2011 that some of your subsidiaries are in default with respect to all or a portion of their outstanding indebtedness. General Instruction B. requires, among other things, that the registrant meet the requirements of General Instruction I.A. for Form S-3, including I.A.5, which provides, in relevant part, that "[n]either the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: … (b) defaulted (i) on any installment or installments on indebtedness for borrowed money …, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole. Please provide us with your analysis as to how you satisfy the requirements of General Instruction B. In this regard, you may wish to review Question 115.10 of our Compliance and Disclosure Interpretations for Securities Act Forms, which are available on our website.

Incorporation by Reference, page ii

3. We note that you incorporate your 8-K/A filed on March 27, 2012. It appears, however, that the EDGAR filing date for the 8-K was March 28, 2012. Please revise your disclosure to incorporate by reference your Form 8-K filed on March 28, 2012.

Risk Factors, page 6

4. Please eliminate the language in the italicized introductory paragraph indicating that the listed risk factors are not the only risks you may face and that additional risks that you currently deem immaterial may also harm your business, results of operations or financial condition. All material risks should be described. If risks are not deemed material, you should not reference them.

Conditions to the Exchange Offer, page 32

5. We note your disclosure in the third paragraph that "[you] will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act." It appears that you could assert this condition after the expiration of your offer. As all offer conditions, except those related to the receipt of government

regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, please revise the disclosure accordingly.

Undertakings, page II-6

6. Please revise your disclosure to include the undertakings required by Item 512(b) of Regulation S-K, as it appears to be applicable to your registration statement.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 166

Consolidated Statements of Cash Flows, page 169

7. Please tell us the items and their amounts included the gain (loss) from sale of investments and impairment expense and (gain) loss on disposal and impairment write-down – discontinued operations line items for each year presented.

Notes to Consolidated Financial Statements, page 171

1. General and Summary of Significant Accounting Policies, page 171

Correction of an Error, page 171

8. It appears that the restatement of comprehensive income was quantitatively material and that you should have complied with the disclosure and presentation requirements of ASC 250. Please provide us with your assessment of materiality, including the qualitative factors you considered in determining that the error correction was not subject to the disclosure and presentation requirements of ASC 250. Refer to ASC 250-10-S99-1.

Principles of Consolidation, page 171

9. Please tell us how you have met the disclosure objectives of ASC 810-10-50-8, particularly with respect to the nature of restrictions on consolidated VIE assets reported in the consolidated balance sheet, including the carrying amount of such assets and how your involvement with VIEs affects your financial position, financial performance and cash flows.

Deferred Financing Costs, page 177

10. Please tell us your basis in GAAP for classifying make-whole payments in connection with early debt retirements as cash flows used in investing activities.

7. Investments in and Advances to Affiliates, page 207

11. We note that you account for your 51% investment in IC Ictas Energy Group as an equity method investment. Please tell us how you overcome the presumption of consolidation and the factors considered in evaluating whether noncontrolling rights are substantive. Refer to ASC 810-10-15-8 and ASC 810-10-25. We also note that you hold a variable interest in VIEs in which you are not the primary beneficiary. Please tell us your consideration of providing the disclosures in ASC 810-10-50-15.

12. We note that you hold less than a controlling financial interest in certain Latin America generation facilities and a Latin America distribution utility, certain North America generation facilities, certain Europe generation facilities and distribution utilities and wind generation facilities which appear to be consolidated. Please provide us a summary of entities in which you hold less than a controlling financial interest that are consolidated and in each case the facts and circumstances supporting consolidation. Refer to ASC 810-10-15.

13. We note that you hold a 50% ownership interest in Bursa, Kocaeli and Istanbul, which appear to be excluded from your table of investments accounted for under the equity method. Please tell us how these investments are accounted for and the facts and circumstances supporting your accounting. Refer to ASC 810-10-15.

14. Benefit Plans, page 226

14. Please tell us your consideration of disclosing the net gain or loss and net prior service cost or credit recognized in other comprehensive income and reclassification adjustments for each year presented. Refer to ASC 715-20-50-1 and ASC 715-20-55-17.

16. Equity, page 232
Comprehensive Income, page 234

15. Please show how to reconcile derivative activity to your disclosures on page 205 in Note 6 and pension activity to your disclosures in Note 14.

17. Share-Based Compensation, page 240
Stock Options, page 240

16. Please tell us your consideration of disclosing the terms of the modification made to stock option awards disclosed in the first paragraph on page 242, the number of employees affected and the total incremental compensation costs resulting from the modifications. Refer to paragraph h.2 on ASC 718-10-50-2.

Restricted Stock, page 242

    17. We note that you estimated the fair value of restricted stock units with market conditions by applying a factor of 137% to the closing price of your stock on the grant date. Please tell us why this valuation complies with the guidance in ASC 718.

22. Discontinued Operations and Held for Sale Businesses, page 254

    18. We note that you held less than a controlling financial ownership interest in the Brazilian Telecom companies sold during 2011 and Barka sold in 2010. Please tell us your basis for consolidating Brazil Telecom and Barka and why the businesses are properly classified as discontinued operations.

23. Acquisitions and Dispositions, page 257

    19. Please tell us your consideration of disclosing, to the extent applicable, information regarding indemnification assets, receivables and contingencies required by ASC 805-2-40-1.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director